Schedule A
to the
Investment Advisory Agreement
Dated November 11, 2024
by and between
EA Series Trust and Empowered Funds, LLC

Fund	Rate
Efficient Market Portfolio Long ETF	1.00%
Efficient Market Portfolio Plus ETF	1.00%
Intelligent Equal Select ETF[1]	0.69%
Intelligent Livermore ETF[1]	0.69%
Intelligent Omaha ETF[1]	0.69%
Intelligent Small Cap Select ETF[1]	0.69%
Intelligent Tech Focus ETF[1]	0.69%
JLens 500 Jewish Advocacy U.S. ETF	0.18%
Matrix Advisors Value ETF	0.75%
Militia Long/Short Equity ETF	1.30%
MRBL Enhanced Equity ETF	0.74%
Sarmaya Thematic ETF	0.75%
MKAM ETF[1,2]	0.50%
Alpha Architect Global Factor Equity ETF[1,3]	0.45%[4]
1 Fund’s original advisory agreement has been consolidated into this Agreement.
2 Effective January 14, 2025.
3 Formerly known as Alpha Architect Value Momentum Trend ETF.
4 Effective January 31, 2025, the Fund’s management fee applies on the daily average net assets of the Fund that are not invested in Alpha Architect U.S. Quantitative Value ETF, Alpha Architect International Quantitative Value ETF, Alpha Architect U.S. Quantitative Momentum ETF, or Alpha Architect International Quantitative Momentum ETF (collectively, the “Underlying Alpha Architect Funds”), subject to a minimum management fee of 0.05%. For example, if 100% of the Fund’s assets are invested in the Underlying Alpha Architect Funds, the Fund’s management fee would be 0.05%. If one-third of the Fund’s assets are invested in the Underlying Alpha Architect Funds, the Fund’s management fee would be 0.30%. If 0% of the Fund’s assets are invested in the Underlying Alpha Architect Funds, the Fund’s management fee would be 0.45%.
IN WITNESS WHEREOF, the parties hereto have this Schedule A to be executed by their duly authorized officers as of January 10, 2025.

EMPOWERED FUNDS, LLC		EA SERIES TRUST, on behalf of each Fund listed on this Schedule A

By:	/s/ Sean Hegarty	By:	/s/ Michael D. Barolsky
Name:	Sean Hegarty	Name:	Michael D. Barolsky
Title:	Chief Operating Officer	Title:	President